FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GRAND PEAK CAPITAL CORP.
Suite 900 – 555 Burrard Street
Vancouver, B.C., V7X 1M8

2.	Date of Material Change:

The material change described in this report occurred on December 17, 2007.

3.	News Release:

On December 17, 2007, Grand Peak Capital Corp. (the "Company") issued a news release through the facilities of Stockwatch.  A copy of the news release announcing the material change is set out at Schedule "A" to this report.

4.	Summary of Material Change:

The Company completed a non-brokered private placement for 5,000,000 units on December 17, 2007. Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such warrant. The Company has raised in aggregate US$1,050,000 from the sale of the units priced at US$0.21 per unit. All securities issued with respect to the Private Placement will be subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

5.	Full Description of Material Change:

See attached news release at Schedule "A" to this report.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Navchand Jagpal
Telephone: (604) 443-5059

9.	Date of Report:

December 18, 2007.

SCHEDULE "A"

FOR IMMEDIATE RELEASE

FOR:       Grand Peak Capital Corp.
(TSX Venture Exchange Symbol: GPK.U)
(OTCBB Symbol: GPKUF)

GRAND PEAK COMPLETES PRIVATE PLACEMENT

VANCOUVER, Canada/December 17, 2007/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that it has completed its previously announced non-brokered private placement (the "Private Placement") for 5,000,000 units (each, a “Unit") for a price of US$0.21 per Unit, which closed on December 17, 2007. Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such Warrant. The Company has raised in aggregate US$1,050,000 from the sale of the Units. All securities issued with respect to the Private Placement are subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

The Company will be using the proceeds of the Private Placement to fund the Company's venture capital investments and to increase the Company's portfolio investments.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF ACCURACY OF THIS RELEASE.